EXHIBIT 3.1

Amendment to the Articles of Incorporation

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

2.	They are the President and the Secretary, respectively, of Tank Sports, Inc., a California corporation (the “Corporation”).

3.	Article FOUR of the Articles of Incorporation of this Corporation is amended to read as follows:

This Corporation is authorized to issue only one class of shares of stock which shall be designated common stock. The total number of shares of common stock it is authorized to issue is 200,000,000 shares. The Amendment is due to a four (4) for one (1) forward split of the number of outstanding common stock of the Corporation and the proportionate forward split of the number of authorized common stock. The Corporation had 8,125,700 shares of common stock outstanding prior to the forward split. After the split, the Corporation has 32,502,800 shares of common stock issued and outstanding.

4.	The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

5.
The foregoing amendment of Articles of Incorporation has been adopted by the Board of Directors in accordance with Section 902 (c) of California Corporation Code. Pursuant to Section 902 (c), this action does not require approval by the outstanding shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 11/08/05	By:	/s/ Jing Jing Long
Jing Jing Long, President

Date: 11/08/05	By:	/s/ Jim Ji
Jim Ji, Secretary

Date filed with the office of the Secretary of State of the State of California on November 7, 2006.